                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------
COMMISSION FILE NUMBER 1-3385



                              H. J. HEINZ COMPANY
                                   SAVER PLAN
                                (Title of Plan)



                              H. J. HEINZ COMPANY
            (Name of Issuer of securities held pursuant to the Plan)



                     600 GRANT STREET PITTSBURGH, PA 15219
         (Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS

The following Plan financial statements are attached hereto:

1.   Report of Independent Accountants dated June 15, 2001 of
     PricewaterhouseCoopers LLP for the Plan financial statements

2. Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000

4.   Notes to Financial Statements


Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of PricewaterhouseCoopers LLP dated June 28, 2001 is filed herein.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                  H. J. HEINZ COMPANY SAVER PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                          By:  /s/ WILLIAM C. GOODE
                                             ...................................
                                                   William C. Goode, Chairman


June 22, 2001

                       REPORT OF INDEPENDENT ACCOUNTANTS



H. J. HEINZ COMPANY EMPLOYEE
BENEFITS ADMINISTRATION BOARD:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H. J. Heinz Company SAVER Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Employee Benefits Administration Board; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
June 15, 2001

                              H. J. HEINZ COMPANY
                                   SAVER PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                      December 31,
                                                            --------------------------------
                                                               2000                 1999
                                                            -----------          -----------
     Assets:

        Investment in Master Trust  (Notes 4, 7)            $64,247,827          $59,537,633

        Contributions receivable:
            Employee                                            657,918              636,530
            Employer                                            369,638              413,211
                                                            -----------          -----------
                Total contributions receivable                1,027,556            1,049,741
                                                            -----------          -----------


                Total Assets                                 65,275,383           60,587,374
                                                            -----------          -----------


     Net Assets Available for Benefits                      $65,275,383          $60,587,374
                                                            ===========          ===========








    The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                   SAVER PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      for the Year Ended December 31, 2000


     Net change in Investment
         in Master Trust  (Note 7)                    $3,302,551

     Additions:

        Participant contributions                      6,232,432
        Employer contributions, net                    4,600,667

                                                     -----------
                Total additions                       10,833,099
                                                     -----------

     Deductions:
        Withdrawals                                    9,297,641
        Administrative expenses                          150,000

                                                     -----------
                Total deductions                       9,447,641
                                                     -----------



     Net increase in net assets available
        for benefits for the year                      4,688,009

     Net assets available for benefits at
        the beginning of the year                     60,587,374

     Net assets available for benefits at            -----------
        the end of the year                          $65,275,383
                                                     ===========



    The accompanying notes are an integral part of the financial statements.

                         H. J. HEINZ COMPANY SAVER PLAN
                          Notes to Financial Statements

(1) PLAN DESCRIPTION:

       The following description of the H. J. Heinz Company ("Company") SAVER Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

           General

       The Plan is a defined contribution plan covering eligible hourly employees actively employed by the Company or any of the affiliated companies, and who are in a division, or plant of a division, of the Company authorized to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company ("The Board of Directors") upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

       The Board of Directors has designated Fidelity Management Trust Company to act as trustee ("Trustee") under the Plan.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       The Plan provides for various investment options as described in Note 4. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

           Contributions

       Participant contributions to the Plan may be either tax deferred or after tax. The participant's maximum tax deferred and after tax contributions may not exceed 12% and 10%, respectively, of their earnings. The total of a participant's tax deferred plus after tax contributions may not exceed 12% of their earnings. A participant may make contributions into one or more of the investment funds stated in Note 4, in whole percentages, of not less than 1% of their earnings.

       Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $10,500 in 2000 and $10,000 in 1999. A participant affected by these limitations will be given timely notification by the Committee.

       At the discretion of the Board of Directors, the Company or any participating affiliated company, may contribute, in the form of company stock, on a monthly basis (or as otherwise indicated by the Committee), on behalf of each participating employee an amount not less than 10 cents and not more than one dollar for each tax deferred dollar contributed by a participant. The Company reserves the right to limit the maximum amount of matching contributions that may be contributed on behalf of any participant.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


           Contributions (continued)

       The determination of the amount of such contribution is made by the Board of Directors of the Company after considering recommendations made by appropriate officers of participating affiliated companies or divisions. The amount of such contribution may be different for any specified group of participants. For the years ended December 31, 2000 and 1999, the matching contribution amounts at various divisions or plants of divisions ranged from 15 cents per each tax deferred dollar (up to 5% of participants' earnings) to $1.00 for each tax deferred dollar (up to 3% of participants' earnings).

       Additionally, the Company may, but is not required to, contribute for each Plan year an additional supplemental amount determined by the Committee. The supplemental contribution is allocated to the supplemental contribution accounts of all eligible participants on a pro rata basis according to the ratio of each participant's earnings for the plan year to the total earnings of all participants for the plan year. Supplemental contributions are reflected in the Plan financial statements in the year in which the Committee approves them. The supplemental contributions were $654,325 for the year ended December 31, 2000 and $1,222,076 for the year ended December 31, 1999.

       A Company Contribution Account ("CCA") was added to the Plan effective January 1, 1993. The Company will make monthly, age-related contributions to the accounts of eligible employees who direct the investment of such contributions into one or more of the investment funds stated in Note 4. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants that are less than 30 years old to a rate of 8.5% for participants that are 65 years old and over.

       A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

           Participant Accounts

       Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching, supplemental, and age-related contribution(s), as defined, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting

       The value of a participant's tax deferred account which is maintained for tax deferred contributions; after tax account, which is maintained for after tax contributions; and rollover account, which is maintained for rollover contributions, is fully vested at all times.

       A participant's matching account (which will be maintained for the Company's matching contributions), will be fully vested upon the completion of three years of service, attainment of age 65, disability, or death. Participants will be vested in the value of their CCA contributions and supplemental contributions upon the occurrence of any of the following events: completion of five years of service, attainment of age 65, disability, or death.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

           Withdrawals

       A participant may elect to withdraw from their after tax or rollover account up to 100% of the account balance.

       A participant's tax deferred contributions will be available for withdrawal if:

           (a) The participant is eligible for a "hardship" withdrawal in accordance with the rules established by the Internal Revenue Service ("IRS"), or

           (b)     The participant has attained age 59 1/2.

       A participant may not make withdrawals from the Company matching, supplemental, or CCA accounts during active employment.

       A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for one year. Under present IRS rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

       A participant, upon termination of services, shall receive a lump sum amount equal to the value of their vested account. A terminated participant may also elect to choose a direct transfer of their account balance to the trustee or custodian of another eligible retirement plan.

           Termination

       The term of the Plan is indefinite, subject to termination at any time by the Board of Directors of the Company. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will be fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.

           Administration Expenses

       Effective May 1, 1998, the first $150,000 of annual administrative expenses is paid from Plan assets; amounts in excess of $150,000 are paid by the Company.



(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           Investment Valuation

       Investments in the Master Trust are valued as follows:

       The value of the shares in a mutual fund is based on the market value of the underlying securities in the fund.

       Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the year.

       Temporary investments in short-term investment funds are valued at cost which approximates market value.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


       Other

       The Plan presents in the statement of changes in net assets available for benefits the appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it related to those investments held in the Master Trust is included as a component of the Net Change in Investment in Master Trust on the Statement of Changes in Net Assets. Also included in the Net Change in Investment in Master Trust are dividends and interest earned for the year.

       Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.


(3) FEDERAL INCOME TAXES:

       The IRS has made a determination that the Plan is a qualified plan under
       Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

       The IRS has determined and informed the Company by letter dated February 3, 1998 that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since a favorable determination letter was issued. However, tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under
       Section 401(a) of the Code, and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

       Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.


(4) INVESTMENT PROGRAMS:

       Fidelity Management Trust Company is Trustee for all of the investment funds. Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the Investment funds selected by the Committee. Currently, eight Fidelity funds and seven Vanguard funds are offered in addition to the Company stock fund.


(5) FORFEITURES:

       Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions. Forfeitures were $862,334 for the year ended December 31, 2000 and $382,476 for the year ended December 31, 1999.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


(6) NONPARTICIPANT-DIRECTED INVESTMENTS:

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                              December 31,    December 31,
                                                                  2000           1999
                                                              ------------    ------------
      Net Assets:
           H.J. Heinz Company common stock                     $10,584,190*    $8,391,577*



                                                                     Year Ended
                                                                  December 31, 2000
                                                                  -----------------
         Changes in Net Assets:
              Contributions                                           $1,505,051
              Dividends                                               $  327,866
              Net Appreciation                                        $1,653,802
              Benefits paid to participants                          ($1,083,926)
              Transfers to participant-directed investments          ($  187,605)
              Administrative fees                                    ($   22,575)
                                                                     -----------
                                                                      $2,192,613
                                                                     ===========

* Exceeds 5% of net assets available for benefits.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

(7) MASTER TRUST:

       The Company entered into a Master Trust arrangement with the Trustee. The Trustee maintains accounts to record the pro rata share of each participating Plan, reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or the Trust as a whole.

       The following tables present the Master Trust information for the Plan.

                                                                           December 31, 2000
                                     -----------------------------------------------------------------------------------------------
                                                                  Investment  Income                    Net             SAVER Plan
                                     Fair Value of                                                   Change in        Percentage of
                                     Investment of                                                   The Fair        Interest in the
                                     Master Trust           Dividends            Interest              Value*          Master Trust
                                     ------------          -----------          ----------          ------------     ---------------
  H.J. Heinz Co. Stock Fund          $183,665,997          $ 6,041,793          $   98,875           $21,633,627         11.90%

  Managed Income Portfolio             11,572,452                   --             637,711             2,180,854          0.89%

        Magellan Fund                  75,029,021            3,075,499                  --           (8,767,306)         10.14%

Retirement Gov't Money Market          66,092,757                   --           3,776,301             3,034,864         31.92%

        Overseas Fund                  13,189,337            1,689,331                  --            (1,252,467)         5.47%

     Equity-Income Fund                31,858,610            2,432,252                  --            (1,262,065)         8.80%

        Puritan Fund                   27,657,144            2,302,847                  --            (1,857,962)         9.09%

   Intermediate Bond Fund               8,606,316              497,261                  --               455,255          7.71%

        OTC Portfolio                  26,839,059            7,326,210                  --              (962,235)         6.66%

Fixed Income Securities Fund            2,839,746              150,222                  --               232,409          2.39%

       Wellington Fund                  4,631,558              406,606                  --                93,628          5.38%

       Windsor II Fund                 12,201,875              770,531                  --               422,860          6.62%

  Institutional Index Fund             26,856,430              325,468                  --            (4,870,563)         5.99%

      U.S. Growth Fund                 21,970,246            4,764,379                  --            (2,545,132)         7.16%

        Explorer Fund                  12,715,322            2,392,267                  --             9,083,810          5.10%

  International Growth Fund             5,215,025              422,903                  --               846,599          2.83%

                                     ------------          -----------          ----------           -----------
     Total Master Trust              $530,940,895          $32,597,569          $4,512,887           $16,466,176         12.10%
                                     ============          ===========          ==========           ===========

*  Includes transfers between funds.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

(7) MASTER TRUST (CONTINUED):

                                                                           December 31, 1999
                                     -----------------------------------------------------------------------------------------------
                                                                  Investment  Income                    Net             SAVER Plan
                                     Fair Value of**                                                 Change in        Percentage of
                                     Investment of                                                   The Fair        Interest in the
                                     Master Trust           Dividends            Interest              Value*          Master Trust
                                     ------------          -----------          ----------          ------------     ---------------
  H.J. Heinz Co. Stock Fund          $168,630,214          $ 6,177,943          $  139,920          $(61,199,691)        10.83%

  Managed Income Portfolio             10,551,147                   --             561,736             2,061,730          0.42%

        Magellan Fund                  88,471,906            7,537,734                  --            17,686,825          9.50%

Retirement Gov't Money Market          63,590,907                   --           3,150,056             1,427,084         31.46%

        Overseas Fund                  14,843,569              883,955                  --             4,786,318          4.98%

     Equity-Income Fund                34,963,082            3,655,055                  --            (1,972,030)         8.59%

        Puritan Fund                   31,450,944            2,764,776                  --            (3,782,347)         8.23%

   Intermediate Bond Fund               8,238,846              610,029                  --            (2,451,414)         8.35%

        OTC Portfolio                  28,931,872            1,994,039                  --            21,319,709          4.18%

Fixed Income Securities Fund            2,876,495              262,755                  --              (817,353)         0.99%

       Wellington Fund                  4,502,423              415,952                  --            (1,298,335)         4.42%

       Windsor II Fund                 12,010,857            1,417,091                  --            (4,292,493)         5.08%

  Institutional Index Fund             32,873,167              604,598                  --             7,567,042          4.81%

      U.S. Growth Fund                 24,184,421            1,170,689                  --             5,508,076          6.39%

        Explorer Fund                   3,567,206              357,877                  --             1,364,122          2.84%

  International Growth Fund             4,226,466              205,422                  --               426,189          2.39%

                                     ------------          -----------          ----------          ------------
     Total Master Trust              $533,913,522          $28,057,915          $3,851,712          ($13,666,568)        11.07%
                                     ============          ===========          ==========          ============

*  Includes transfers between funds.
** Excludes dividends and interest receivable.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


(8) PLAN AMENDMENTS:


       On March 12, 2001, the Board of Directors adopted a resolution to authorize certain modifications to the Plan effective January 1, 2000 and to transfer participant account balances from Thermo Pac and Quality Chef plans into the Plan and include these participants in the Plan effective January 1, 2001. In addition, the Plan will assume the existing participant loans of the Thermo Pac Plan.

       The modifications to the Plan will incorporate all previous amendments into the plan document. These amendments included provisions such as relaxing restrictions on Plan withdrawals for disabled participants, eliminating the three month participation penalty for employees who suspend contributions to the plan, and adopting the technical changes required by the Small Business Job Protection Act and the Uniformed Services Employment and Reemployment Act.

                                  EXHIBIT INDEX

         Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.


23. The consent of PricewaterhouseCoopers LLP dated June 28, 2001 is filed herein.